VIA EDGAR

September 15, 2023

Re:	Blackstone Mortgage Trust, Inc.

Form 10-K for the year ended December 31, 2022

Filed February 8, 2023

File No. 001-14788

Mr. Paul Cline and Ms. Kristi Marrone

Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Cline and Ms. Marrone:

Blackstone Mortgage Trust, Inc. (the “Company,” “we” or “our”) is submitting the following responses to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated September 5, 2023, regarding the Company’s Form 10-K for the fiscal year ended December 31, 2022 filed on February 8, 2023 (the “Form 10-K”).

To assist your review, we have reproduced the Staff’s comment in italics below. Please note that references to page numbers in our response refer to the page numbers of our EDGAR-filed Form 10-K, as applicable.

Form 10-K for the year ended December 31, 2022

Debt-to-Equity Ratio and Total Leverage Ratio, page 78

1.

Please include all disclosures required by Item 10(e) of Regulation S-K to the extent that Adjusted debt-to-equity and Adjusted total leverage ratios are presented in future filings. In addition, supplementally provide us with the calculations used to arrive at these ratios based upon the definitions provided.

We acknowledge the Staff’s comment and confirm that in future filings, in the “Liquidity and Capital Resources” section of Management’s Discussion and Analysis of Financial Condition and Results of Operations, we will include disclosures substantially similar to those below to the extent that such ratios are presented.

September 15, 2023

Adjusted Debt-to-Equity Ratio and Adjusted Total Leverage Ratio

Our adjusted debt-to-equity and total leverage ratios are measures that are not prepared in accordance with GAAP, as they are calculated using Adjusted Equity, which we define as our total equity, excluding the aggregate CECL reserve on our loans receivable and unfunded loan commitments.

We believe that Adjusted Equity provides meaningful information to consider in addition to our total equity determined in accordance with GAAP in the context of assessing our debt-to-equity and total leverage ratios. The adjusted debt-to-equity and total leverage ratios are metrics we use, in addition to our unadjusted debt-to-equity and total leverage ratios, when evaluating our capitalization structure, as Adjusted Equity excludes the unrealized impact of our CECL reserve, which may vary from quarter-to-quarter as our loan portfolio changes and market and economic conditions evolve. We believe these ratios, and therefore our Adjusted Equity, are useful financial metrics for existing and potential future holders of our class A common stock to consider when evaluating how our business is capitalized and the relative amount of leverage in our business.

Adjusted Equity does not represent our total equity and should not be considered as an alternate to GAAP total equity. In addition, our methodology for calculating Adjusted Equity may differ from methodologies employed by other companies to calculate the same or similar supplemental measures, and accordingly, our reported Adjusted Equity may not be comparable to the Adjusted Equity reported by other companies.

The following table provides a reconciliation of Adjusted Equity to our GAAP total equity ($ in thousands):

	December 31, 2022	December 31, 2021
Total equity	$4,544,200	$4,618,711
Add back: aggregate CECL reserve	342,517	131,012

Adjusted Equity	$4,886,717	$4,749,723

Concurrently herewith, the Company is supplementally providing to the Staff the calculations used to arrive at the adjusted debt-to-equity and adjusted total leverage ratios as of December 31, 2022.

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September 15, 2023

Please do not hesitate to call me at (646) 482-3179 with any questions or further comments you may have regarding the filing or if you wish to discuss the above responses.

Very truly yours,

BLACKSTONE MORTGAGE TRUST, INC.

/s/ Anthony F. Marone, Jr.
Anthony F. Marone, Jr.
Chief Financial Officer

cc:	Blackstone Mortgage Trust, Inc.

Katharine A. Keenan

Leon Volchyok